Television Broadcasts Limited
電視廣播有限公司

[redacted]

07026228

17 August 2007
Ref. No. CS/OL210/07

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington D.C. 20549-1004
U.S.A.

RECEIVED
2007 AUG 24 A 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ISSUER: ***TELEVISION BROADCASTS LIMITED***
FILE NO. 82-1072

SUPPL

Dear Sirs,

TELEVISION BROADCASTS LIMITED -
<u>Announcement on Notice of Board Meeting dated 16 August 2007</u>

Enclosed please find a copy of the captioned announcement which was published on our corporate website and the website of the Stock Exchange of Hong Kong Limited on 16 August 2007 for your retention.

Yours faithfully,

PROCESSED
AUG 28 2007
THOMSON FINANCIAL

Vivien Liu
Assistant Company Secretary

TVB City, 77 Chun Choi Street, Tseung Kwan O Industrial Estate, Kowloon, Hong Kong Telephone: (852) 2335-2288 Telex: 43596 TVB HX Fax: (852) 2358-1337
香港九龍將軍澳工業邨駿才街七十七號電視廣播城 電話：(852) 2335-2288 電訊：43596 TVB HX 圖文傳真：(852) 2358-1337

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code 511

NOTICE OF BOARD MEETING

The Board of Directors (the "Board") of Television Broadcasts Limited (the "Company") announces that a meeting of the Board will be held at 3:45 p.m. on Wednesday, 29 August 2007, to, among other matters, approve the publication of the interim results of the Company for the six months ended 30 June 2007 and to consider the payment of an interim dividend.

By Order of the Board
Adrian Mak Yau Kee
Company Secretary

Hong Kong, 16 August 2007

As at the date of this announcement, the Board of the Company comprises the following Directors:

Executive Directors: Sir Run Run Shaw, G.B.M. *(Executive Chairman)*
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. *(Executive Deputy Chairman)*
Mona Fong *(Deputy Chairperson and Acting Managing Director)*

Non-executive Directors: Dr. Chow Yei Ching, G.B.S.
Christina Lee Look Ngan Kwan
Kevin Lo Chung Ping

Independent Non-executive Directors: Edward Cheng Wai Sun, S.B.S., J.P.
Chien Lee
Dr. Li Dak Sum, DSSc. (Hon.), J.P.
Gordon Siu Kwing Chue, G.B.S., J.P.
Robert Sze Tsai To

Alternate Director: Anthony Lee Hsien Pin *(Alternate Director to Christina Lee Look Ngan Kwan)*

(This announcement is available on our corporate website at www.tvb.com under "Announcement" and on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" on 16 August 2007.)

END